MICHAEL J. DELANEY
                        c/o Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                                Denver, CO 80265
                                 (303) 292-3883
                            Facsimile: (303) 296-8880

                                 March 17, 1999
VIA FACSIMILE
-------------
Daniel Sales, President
Cinequanon Pictures International, Inc.
8057 Beverly Boulevard
Los Angeles, California  90048

Dear Mr. Sales:

     The purpose of this letter is to set forth in writing the terms and conditions under which Aurora Acquisitions, Inc. ("Aurora") proposes to acquire 100% of the stock of Cinequanon Pictures International, Inc. (hereinafter referred to as "CQN") in exchange for 2,445,740 shares of Aurora's common stock. Aurora's object is the execution and consummation, as soon as feasible, of a formal merger agreement (the "Merger Agreement"), between Aurora, a wholly-owned subsidiary of Aurora to be formed ("Newco") and CQN.

     This proposal is based upon the information which has been provided to us by you, and in particular the Business Plan (the "Business Plan"), the audited Consolidated Financial Statements for the years ended December 31, 1996 and 1997 and the draft unaudited financial statements for the nine months ended September 30, 1998, included with the Business Plan (the "Financial Statements") and the 1999-2003 projections (revised 2/99). To the extent such information contains material inaccuracies, it may be necessary to negotiate an adjustment to the number of shares of Aurora common stock exchanged for the stock of CQN. CQN shall deliver to Aurora new 1999-2003 projections which shall have been revised to account for future expenses, the items and amounts of which shall be agreed upon by CQN and Aurora, to be incurred as a result of becoming a public company (the "Revised Financial Projections"). This proposal will remain in effect until 5:00 p.m. Mountain Daylight Time on March 24, 1999, and is of course contingent upon execution of final documentation.

A. Form of Transaction.

     (1) Merger. In the proposed transaction, a wholly-owned and newly created subsidiary of Aurora will merge with CQN with CQN being the surviving entity (the "Merger").

     (2) Share Exchange. The Merger contemplates the exchange of 2,445,740 shares of the common stock of Aurora for 100% of the issued and outstanding stock of CQN (the "Exchange"); however, any shares of stock issuable upon exercise of options or warrants, conversion of CQN debt to shares of common stock, compromise of CQN debts or liabilities in exchange for shares of common stock, or other commitments by CQN the could result in the issuance of shares will be deducted from the 2,445,740 Aurora shares to be issued in the Exchange. The Exchange is based upon the financial information and represented values for the assets and liabilities described in the Business Plan and Financial Statements which you have provided to us. It should be understood that the actual Exchange will not be determined until the closing of the transaction, and will be adjusted either up or down depending upon any changes in the financial condition and asset values which occur or are discovered between March 17, 1999 and the closing date of the Merger which will be on or before May 31, 1999 (the "Closing Date").

          We understand that the audited Financial Statements of CQN at and for the years ended December 31, 1997 and 1998 (the "Financial Statements") and the unuaudited financial statements at and for the three months ended March 31, 1998 and 1999 (the "Interim Financial Statements") will be available on or before the Closing Date. If Financial Statements and Interim Financial Statements that are satisfactory to Aurora (in the exercise of reasonable discretion) have not been delivered on or before May 31, 1999, then Aurora at its option may agree to extend the period for delivery of the financial statements or to cancel the transaction. If the transaction is cancelled for failure to satisfy this condition, then CQN will pay Aurora a fee equal to $25,000 as a break-up or cancellation fee (the "Break-up Fee") within ten days of receiving notice that the transaction has been cancelled. If the condition is not satisfied and Aurora elects to extend the period for delivery, then Aurora shall retain the right to cancel the transaction and be paid the Break-up Fee if the Financial Statements and Interim Financial Statements are not delivered in satisfactory form on or before the date to which Aurora extended the delivery. The financial statements of CQN shall be prepared on a consistent basis following generally accepted accounting principles and in compliance with applicable rules and regulations of the United States Securities and Exchange Commission. Further, the Financial Statements shall be audited by the existing accounting firm of CQN (provided that such accounting firm is a member of the SEC practice section of the AICPA and subject to peer review) and that such firm shall issue a "clean" opinion upon the Financial Statements. The working papers, the Financial Statements and the Interim Financial Statements will be made available to Aurora's accounting firm for purposes of review at least five days prior to the Closing Date.

          In addition, the parties contemplate that the current shareholders of Aurora will sell an aggregate of 650,139 shares of Aurora common stock (subsequent to the reverse stock split referenced in paragraph B(2)(f) of this Letter of Intent) to certain parties, immediately subsequent to the Merger, at a price of $0.001 per share.

          Based upon the foregoing parameters, the parties contemplate that the equity of Aurora will be owned as follows after the Closing of the
          Merger:

                Shareholder                Shares               Percent
                -----------                ------               -------

          Issued to CQN Shareholders      2,445,740              65.82%
          New Aurora Shareholders(1)        650,139(2)           17.50%
          Current Aurora Shareholders       369,861               9.95%
          Frederick A. Huttner              250,000(3)            6.73%
                                          ---------             ------
                                          3,715,740             100.0%
          ------------

          (1)  May include prior CQN Shareholders.
          (2)  To be purchased from the current shareholders of Aurora.
          (3) To be issued to Frederick A. Huttner by Aurora in consideration for his consulting on the Merger and his efforts in assisting Aurora with compliance under paragraph C(1) hereof. Aurora has agreed that immediately upon consummation of the merger it will file an appropriate registration statement with the SEC to register these shares for resale.

          It is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the parties desire to effectuate the statutory merger of Newco into CQN in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

B. Formal Agreement. Upon the execution by you and return to us of this Letter of Intent, counsel for CQN and Aurora's counsel shall prepare, and the parties shall execute, a Merger Agreement containing provisions in accord with the foregoing, together with such further appropriate terms and conditions as such counsel may determine. The Merger Agreement shall be subject, in all respects, to the approval of all parties thereto, and shall specify the Closing Date, which is anticipated to be on or before May 31, 1999.

     (1)  The Merger Agreement will, among other things:

          (a) set forth certain mutual representations and warranties of CQN and its present officers and shareholders and Aurora with respect to financial statements, litigation, tax and other liabilities, collectibility of all receivables, titles to properties and compliance with applicable codes, material contracts, license agreements, contracts with management, patents, trademarks, trade names and copyrights, absence of undisclosed or contingent liabilities, including but not necessarily limited to liabilities arising as a result of violations of any local, state or federal commerce laws, rules or regulations, assignability of contracts, such other items as may bear upon the value and acceptability to either party of the business and assets of the other and such further representations or warranties as the parties may reasonably agree upon, all representations and warranties to survive the Closing Date.

          (b) restrict CQN and Aurora prior to the Closing as to (i) the declaration and payment of dividends; and (ii) otherwise than in the ordinary course of business incurring indebtedness or additional liabilities, issuing additional stock, granting stock options, entering into employment agreements with officers or others except as contemplated herein, granting other than normal increases in compensation and entering into material transactions.

          (c) grant to each party and its representatives, at all times, access to (i) the other party's premises, (ii) the books and records of the other party, (iii) the key management personnel of the other party, (iv) such financial and operating data of the other party, and (v) such further information with respect to the business and properties of the other party, as each party shall, from time to time, reasonably request. Each party and its representatives shall be privileged to contact and communicate with the other party's vendors, its customers, employees and other persons having business dealings with the other party. It is understood, of course, that all such access, investigations, contacts, etc. shall be conducted in such a manner as not to interfere unduly with the normal conduct of either CQN's or Aurora's business; and further, that, if the Merger Agreement shall not be consummated for any reason whatsoever, each party shall keep confidential any information (unless ascertainable from public or published information or trade sources) obtained from the other party or such vendors, customers, employees and other persons (concerning the other party's operations and business).

          (d) provide for the termination or abandonment of the transaction at any time prior to consummation thereof:

               (i)  by mutual consent of the parties;

               (ii) by CQN,  provided  that if CQN  terminates  or abandons  the transaction for any reason, then, within fifteen days of terminating or abandoning the transaction, CQN shall pay Aurora a cash fee equal to $25,000 ; or

               (iii)in  accordance  with such other  conditions  as are mutually agreed upon.

          (e) provide for indemnification by the respective parties making representations and warranties in the definitive Merger Agreement to the parties relying upon those representations and warranties for any breach of those representations or warranties, or for losses or claims arising out of the failure to make full and fair disclosure of all material facts including disclosures of liabilities (actual, contingent, known or unknown).

          (f) grant piggy-back registration rights to William Lamb and Arthur Porter with respect to 75,000 shares of Aurora common stock to be acquired by each of them (i.e., an aggregate of 150,000 shares), pursuant to the Merger, said registration rights to be exercisable for a period of three years after the Closing; provided, however, that these shares shall be subject to such lock-up and dribble out restrictions as are negotiated between the parties prior to the Closing.

          (g) provide that, if the Merger is consummated, then, subsequent to Closing, William Lamb and Arthur Porter shall be reimbursed by Aurora for expenses in the approximate amount of $35,700 upon delivery of acceptable documentation of said expenses.

     (2)  Conditions  to  Closing.   The  Merger   Agreement  shall  contain  as
          conditions precedent to the closing of the described transaction, among other things, the following:

          (a) All officers, directors and 5% or greater shareholders of CQN shall have executed sale lock-up letters whereby no shares of stock acquired by them pursuant to the Merger may be sold for a period of two years from the Closing Date ("Lock-Up"); provided that any officer of CQN whose employment is terminated for any reason during the term of the Lock-Up, shall be permitted to sell the number of shares that he/she would otherwise have been permitted to sell under the terms and conditions of Rule 144, adopted under the Securities Act of 1933, as amended, (without regard to whether such sales occur in public or private transactions).

          (b) An aggregate of 10% of the shares of Aurora stock issued to CQN shareholders pursuant to the Merger shall be subject to an Escrow Agreement or Agreements pursuant to which said shares shall be delivered to a mutually agreed upon escrow agent (the "Escrow Agent") and held in escrow until the audited financial statements of CQN for the fiscal year ended December 1999 are issued. Such shares shall be delivered to Aurora by the Escrow Agent and cancelled if CQN fails to meet the Revised Financial Projections for 1999. If CQN meets or exceeds the projections, then the shares shall be released from escrow and returned to the parties who delivered them into escrow.

          (c) Arthur J. Porter ("Porter"), William J. Lamb ("Lamb"), Daniel Sales ("Sales"), and Jennifer Peckham ("Peckham"), Henry Schlueter ("Schlueter"), David Gregarek ("Gregarek") and Frederick A. Huttner ("Huttner") shall have entered into a voting agreement (the "Voting Agreement"), which shall be effective for a period of at least three (3) years. Porter, Lamb, Sales and Peckham are collectively referred to as the "CQN Parties." and Schlueter, Gregarek and Huttner are collectively agreed to as the "Aurora Parties." The Voting Agreement shall provide that the CQN Parties shall vote for the two persons designated by the Aurora Parties to serve as directors of the Company, and for the Aurora Parties to vote for the three persons designated by the CQN
               Parties to serve as directors of the Company. Further, the parties agree that the Board of Directors of Aurora shall consist of not more than five (5) members, unless the parties unanimously agree in writing to a greater number of directors.

          (d) Arthur J. Porter, William J. Lamb, Jennifer Peckham and Daniel Sales each shall have entered into two-year or longer Employment Agreements with CQN which shall provide for base salary plus bonuses in amounts which are acceptable to Aurora, and the parties thereto shall have agreed not to modify said Employment Agreements for a period of at least two years.

          (e) Creditors of CQN shall have agreed in writing to settle or compromise $1,500,000 of CQN debt/liabilities in exchange for up to $500,000 in cash which will be made available to CQN from the proceeds of the offering described below plus up to 200,000 shares of the 2,445,740 shares Aurora common stock that is being issued in connection with the merger transaction contemplated herein.

          (f) CQN shall have obtained the written agreement to convert a minimum of $1,000,000 of the principal, interest, fees, and penalties (if any) of the outstanding CQN Convertible Promissory Notes and other Promissory Notes into shares of CQN common stock at the Closing of the Merger; provided however that any such shares issued as a result of the conversion will deducted from the total amount of shares to be issued to the CQN shareholders in accordance with Paragraph A. (2) of this letter of intent.

          (g) Aurora shall have completed a one-for-three reverse split of its issued and outstanding common stock.

          (h) Each of Aurora and CQN shall have completed due diligence to the satisfaction of each such corporation and its counsel, as to the assets, liabilities, contracts and financial condition and prospects of each other entity.

          (i) CQN shall have obtained the approval of the requisite percentage of its shareholders at a duly called and convened shareholders meeting to effect the Merger in compliance with its Articles of Incorporation, Bylaws and the law of its state of incorporation, and the owners of not more than 10% of the issued and outstanding shares of CQN shall have indicated that they intend to exercise their rights to dissent from the Merger. In addition, all CQN shareholders shall have executed such representation letters and other documents as shall be required by counsel to Aurora to establish exemption from the registration requirements of federal and state securities laws.

C. Private Securities Offering.

     (1) Aurora hereby agrees to use its best efforts to complete a private offering of at least $1,100,000 of its common stock, at $1.50 per share, prior to the Closing on the Merger, with sales of said shares of Aurora common stock to be contingent upon Closing of the Merger; provided, however, that in the event that either Aurora or CQN shall give notice to the other party of its decision not to proceed with the Merger, then Aurora's obligations under this paragraph C shall be terminated. Aurora further agrees that, if it succeeds in raising a minimum of $1,100,000 in gross proceeds and if the Merger is consummated, then it will use a minimum of $500,000 of the net proceeds from said offering to pay liabilities of CQN and a minimum of $500,000 of the net proceeds from said offering for CQN's working capital and other cash requirements.

     (2) CQN and Aurora shall cooperate with each other in the preparation of the private offering memorandum for the sale of the Aurora common stock, which will be the responsibility of Aurora as the issuer of the securities. CQN hereby agrees to pay all expenses incurred by Aurora with respect to the private securities offering referenced in paragraph C(1), above, regardless of whether Aurora succeeds in selling $1,100,000 of shares and regardless of whether the Merger is consummated. It is expressly understood and agreed that the offering shall be made only to "Accredited" investors as defined under Regulation D adopted under the Securities Act of 1933, as amended.

D. Exclusive Right and Preservation of Business. In consideration for the substantial expenditures of time, effort and expense to be undertaken by the parties in connection with the preparation and execution of the Merger Agreement, and the various investigations and reviews referred to above in paragraph B(2)(h), the parties undertake and agree (a) that each party shall not, between the date of execution by it of this Letter of Intent and the Closing Date, enter into or conduct any discussions with any other prospective purchaser of its stock or assets; and (b) that each party shall use its best efforts to preserve intact its business organization and the good will of its customers, suppliers and others having business relations with it.

E. Expenses. It is understood, of course, that CQN's legal, accounting and auditing fees and its other expenses incurred in connection with the proposed transaction, shall be paid by CQN, and that Aurora's legal and accounting fees and its other expenses incurred in connection with the proposed transaction shall be paid by Aurora.

F. Letter of Intent. It is understood (a) that this letter is intended to be, and shall be construed only as, a Letter of Intent summarizing and evidencing the discussions between CQN and Aurora to the date hereof and not as an offer to purchase the stock or assets of CQN or an agreement with respect thereto; and
(b) that the respective rights and obligations of Aurora and CQN remain to be defined in the Merger Agreement, into which this Letter of Intent and all prior discussions shall merge; provided, however, that the obligation of Aurora to use its best efforts to complete a private securities offering and its obligation to use $500,000 of the net proceeds therefrom to pay CQN liabilities under paragraph C(1), the obligation of CQN to pay the expenses thereof under paragraph C(2), the confidentiality obligations of CQN and Aurora under paragraph B(1)(c) and the exclusive purchase right and preservation of business provisions under paragraph D hereof shall be binding upon them respectively when this Letter of Intent shall be executed and delivered to Aurora.

     If the foregoing meets with your approval, kindly so signify by signing and returning the enclosed duplicate copy of this letter, whereupon this letter shall constitute a Letter of Intent between the parties in accordance with the terms and provisions set forth above.

     We look forward to receiving your prompt advice.

                                     Very truly yours,

                                     AURORA ACQUISITIONS, INC.

                                     By: __________________________
                                         Michael J. Delaney, President

Approved:_________ , 1999


CINEQUANON PICTURES INTERNATIONAL INC.


By: ___________________________
    Daniel Sales, President

SHAREHOLDERS OF CINEQUANON PICTURES INTERNATIONAL INC.

____________________________
Daniel Sales

____________________________
Jennifer Peckham